Item 1

(a) Apogee Technology Inc.
(b)129 Morgan Drive, Norwood MA 02062


Item 2

(a)North American Management Corp.
(b)Ten Post Office Square, Suite 300, Boston MA 02109

 (c) Delaware

(d) Common

(e) 03760F100

Item 3

(e)

Item 4

(a)
(b) 6%
(c) i  315580
   ii  0
   iii 315580
   iv  0


Item 10

Date 1/29/2002

Signature  Hans H. Estin Vice Chairman